Exhibit 99.1

Uxin Announces Entry into Definitive Agreements with Golden Pacer

BEIJING, September 30, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced it entered into definitive agreements with Golden Pacer, a leading financial technology platform in China, to divest its loan facilitation related business. Previously on July 12, 2019, the Company announced that it had entered into a binding term sheet with Golden Pacer relating to the divestiture.

Pursuant to the definitive agreements, the Company will divest its entire 2C intra-regional business to Golden Pacer, and cease to provide guarantee services in connection with its 2C cross-regional business (which is currently referred as “2C online used car transaction business”) going forward, and thus divest the corresponding assets and liabilities. In return, the Company will receive an aggregate of US$100 million cash from Golden Pacer and certain preferred shares of Golden Pacer representing approximately 18.4% of the share capital of Golden Pacer on a fully diluted basis. The Company will have the right to appoint one director on Golden Pacer’s board of directors. The transactions contemplated under the definitive agreements are subject to certain closing conditions, and are currently expected to close by the end of 2019.

The Company’s board of directors, acting upon the unanimous recommendation of its Audit Committee consisting of independent and disinterested directors, approved the definitive agreements and the transactions contemplated thereunder. The Audit Committee reviewed and considered the terms of the definitive agreements and the transactions with the assistance of its financial and legal advisors.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars through an innovative integrated online platform and offline service and fulfilment networks, which address each step of the transaction and cover the entire value chain. Its online presence is bolstered by an offline network of more than 1,300 service centers in over 250 prefecture-level cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com